Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited First Quarter 2014 Financial Results

1Q14 Net Revenues Up 34.5% YOY to RMB586.0 Million

1Q14 Adjusted EBITDA Up 40.9% YOY to RMB112.9 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, May 22, 2014

BEIJING, May 22, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter of 2014. The Company will hold a conference call at 8:00 p.m. Eastern Time on May 22, 2014. Dial-in details are provided at the end of the release.

First quarter 2014 Financial Highlights

•	Net revenues increased by 34.5% to RMB586.0 million (US$94.3 million) from RMB435.7 million in the comparative period in 2013.

•	Adjusted EBITDA[1] increased by 40.9% to RMB112.9 million (US$18.2 million) from RMB80.1 million in the comparative period in 2013.

•	Adjusted EBITDA margin[2] increased to 19.3% compared to 18.4% in the comparative period in 2013.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are off to a solid start in 2014, thanks to the groundwork we completed in 2013 for both our IDC and cloud businesses. With the addition of 1,033 cabinets to our self-built data centers in the first quarter, we’re pleased to continue our structural shift to more self-built data centers. Following the public previews last year, we commercially launched Microsoft Azure in March 2014 followed by Office 365 in April 2014, delivering for the first time a comprehensive commercial suite of enterprise-grade public cloud services in China. During the quarter, we were able to secure thousands of clients for both services, while also migrating numerous large enterprises to long-term contracts, which will help us accelerate the growth of our cloud business revenues. As we remain on track to deploy a total of 10,000 cabinets by the end of 2014, bringing us to approximately 25,000 total cabinets, we believe that our partnership with Foxconn Technology Group will help us further hasten our efforts in IDC construction as well as developing innovative cloud services that target the Chinese market. We will continue to build upon the strong foundation we have established and are confident in our position as an integrated internet infrastructure services provider offering innovative products and solutions for our customers.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We are very pleased to further improve our utilization rate, revenue growth rate and adjusted EBITDA margin to 73.8%, 34.5% and 19.3%, respectively, in the first quarter. These improvements were supported by our increasing mix of higher margin self-built facilities, enhanced data transmission following our network upgrades and incremental contributions from cloud services. This performance was fueled by the ongoing strong customer demand for our IDC services and improved sales throughout China. As we continue to ramp up our capacity, deepen our market footprint in 2014 and complete our scheduled commercial launch of IBM’s private cloud services around mid-year 2014, we believe that we are well-positioned to capitalize on favorable secular trends associated with China’s dynamic and evolving data center and cloud services market.”

First quarter 2014 Financial Results

REVENUES: Net revenues for the first quarter of 2014 increased by 34.5% to RMB586.0 million (US$94.3 million) from RMB435.7 million in the comparative period in 2013.

Net revenues from hosting and related services increased by 52.8% to RMB404.4 million (US$65.1 million) in the first quarter of 2014 from RMB264.7 million in the comparative period in 2013, primarily due to an increase in the total number of cabinets under management, an increase in demand for the Company’s CDN services as well as the incremental contributions from cloud services. Net revenues from managed network services increased by 6.2% to RMB181.6 million (US$29.2 million) in the first quarter of 2014 from RMB171.0 million in the comparative period in 2013 driven by an increase in network capacity demand for data transmission services.

GROSS PROFIT: Gross profit for the first quarter of 2014 increased by 38.4% to RMB160.6 million (US$25.8 million) from RMB116.1 million in the comparative period in 2013. Gross margin for the first quarter of 2014 was 27.4%, compared with 26.6% in the comparative period in 2013 and 26.4% in the fourth quarter of 2013. The increase in gross margin was primarily due to an increase in utilization rates and incremental revenue contributions from cloud services.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 36.2% to RMB171.1 million (US$27.5 million) from RMB125.6 million in the comparative period in 2013. Adjusted gross margin increased to 29.2% in the first quarter of 2014 from 28.8% in the comparative period in 2013 and 29.0% in the fourth quarter of 2013.

OPERATING EXPENSES: Total operating expenses were RMB280.9 million (US$45.2 million), compared with RMB89.2 million in the comparative period in 2013.

Sales and marketing expenses increased by 39.5% to RMB42.4 million (US$6.8 million) from RMB30.4 million in the comparative period in 2013, primarily due to the expansion of the Company’s sales and service support team and the Company’s marketing efforts associated with the launch of Microsoft’s premier cloud services.

General and administrative expenses increased to RMB179.4 million (US$28.9 million) from RMB45.3 million in the comparative period in 2013, primarily due to one-time share-based compensation expenses in connection with shares granted to certain management employees of the Managed Network Entities.

Research and development expenses increased by 58.5% to RMB25.2 million (US$4.1 million) from RMB15.9 million in the comparative period in 2013, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB33.9 million (US$5.5 million) in the first quarter of 2014, compared with a gain of RMB2.3 million in the comparative period in 2013. This non-cash loss was primarily due to an increase in the market value of the Company’s shares, which resulted in an increase in the fair value of share-based contingent purchase considerations payable as of March 31, 2014 associated with the Company’s past acquisitions.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB109.9 million (US$17.7 million) from RMB80.0 million in the comparative period in 2013. As a percentage of net revenue, adjusted operating expenses were 18.8%, compared with 18.4% in the comparative period in 2013 and 18.7% in the fourth quarter of 2013.

ADJUSTED EBITDA: Adjusted EBITDA for the first quarter of 2014 increased by 40.9% to RMB112.9 million (US$18.2 million) from RMB80.1 million in the comparative period in 2013. Adjusted EBITDA margin for the quarter increased to 19.3% from 18.4% in the comparative period in 2013 and 18.8% in the fourth quarter of 2013. Adjusted EBITDA in the first quarter of 2014 excludes share-based compensation expenses of RMB138.7 million (US$22.3 million) and changes in the fair value of contingent purchase consideration payable of RMB33.9 million (US$5.5 million).

NET PROFIT/LOSS: Net loss for the first quarter of 2014 was RMB151.4 million (US$24.4 million), compared to a net profit of RMB12.0 million in the comparative period in 2013. The decrease in net profit was mainly due to an increase in the aforementioned one time share-based compensation expenses, non-cash loss in the fair value of contingent purchase consideration payable versus a non-cash gain in the comparative period in 2013 and an increase in interest expense.

Adjusted net profit for the first quarter of 2014 increased by 6.1% to RMB33.0 million (US$5.3 million) from RMB31.1 million in the comparative period in 2013. Adjusted net profit in the first quarter of 2014 excludes share-based compensation expenses of RMB138.7 million (US$22.3 million), amortization of intangible assets derived from acquisitions of RMB8.8 million (US$1.4 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB36.9 million (US$5.9 million) in the aggregate. Adjusted net margin was 5.6%, compared to 7.1% in the comparative period in 2013 and 7.5% in the fourth quarter of 2013.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the first quarter of 2014 was RMB0.38, which represents the equivalent of RMB2.28 (US$0.37) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the first quarter of 2014 was RMB0.08, which represents the equivalent of RMB0.48 (US$0.08) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of March 31, 2014, the Company had a total of 398.7 million ordinary shares outstanding, or the equivalent of 66.4 million ADSs.

BALANCE SHEET: As of March 31, 2014, the Company’s cash and cash equivalents and short-term investment were RMB2.3 billion (US$370.7 million).

First quarter 2014 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,753 in the first quarter of 2014, compared to RMB10,694 in the fourth quarter of 2013.

•	Total cabinets under management increased to 15,074 as of March 31, 2014, from 14,041 as of December 31, 2013, with 9,792 cabinets in the Company’s self-built data centers and 5,282 cabinets in its partnered data centers.

•	Utilization rate was 73.8% in the first quarter of 2014, compared to 71.2% in the fourth quarter of 2013.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 1.27% in the first quarter of 2014, compared to 0.99% in the fourth quarter of 2013. Top 20 customers’ churn rate remained at 0%.

Recent Developments

In April 2014, the Company entered into a strategic partnership agreement with the leading global electronics manufacturer, Foxconn Technology Group (“Foxconn”). Foxconn will utilize its strategic advantages in terms of resources and capabilities to build carrier-neutral internet data centers for the Company. In addition, the companies will jointly cooperate to develop innovative cloud services targeting the Chinese market. The companies will also be jointly responsible for the supply chain management of the Company’s IDC projects, including design, development, manufacturing, and construction of Internet data centers.

Also in April 2014, the Company appointed Mr. Eric Chu, a telecommunications and internet infrastructure analyst, as Vice President of Capital Markets and Business Development. Mr. Chu will lead the Company’s investor relations team in communicating the Company’s operating strategy, business initiatives and growth opportunities to the investment community, while also exploring strategic partnerships with industry participants.

The Company has commercially launched Microsoft Corporation’s premier cloud services in China, with Azure services being made generally available to all paying customers in China in late March 2014. Operated by 21Vianet, Microsoft’s cloud represented the first global public cloud service available for massive commercial adoption in China.

In addition, also in April 2014, the Company announced that Microsoft Corporation’s Office 365 services are made generally available to all paying customers in China, delivering for the first time the familiar Office productivity suite, now equipped with more advanced communication and collaboration tools, as a local cloud service to business and government customers throughout China.

Financial Outlook

For the second quarter of 2014, the Company expects net revenues to be in the range of RMB642 million to RMB658 million, representing approximately 38% growth year over year at the midpoint. Adjusted EBITDA is expected to be in the range of RMB132 million to RMB138 million. For the full year 2014, the Company expects net revenues to be in the range of RMB2.71 billion to RMB2.85 billion, representing approximately 40% growth over 2013 at the midpoint. Adjusted EBITDA for the full year 2014 is expected to be in the range of RMB566 million to RMB595 million, representing more than 55% growth over 2013 at the midpoint. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Thursday, May 22, 2014 at 8:00 pm Eastern Time, or Friday, May 23, 2014 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	# 36874616

The replay will be accessible through May 29, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	# 36874616

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2164 to US$1.00, the noon buying rate in effect on March 31, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of several thousand customers that range from Fortune 500 conglomerates, government entities, blue-chip enterprises to small- and mid-sized business enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of 2014 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.
[2]	Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.

CONTACT:	Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu

+1 908 707 2062

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2013	As of March 31, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,458,856	1,120,472	180,245
Restricted cash	193,020	201,682	32,444
Accounts receivable, net	610,413	724,006	116,467
Short-term investments	1,101,826	1,183,643	190,407
Prepaid expenses and other current assets	154,875	185,709	29,874
Deferred tax assets	17,816	18,953	3,049
Amount due from related parties	67,498	71,532	11,507

Total current assets	3,604,304	3,505,997	563,993
Non-current assets:
Property and equipment, net	1,402,177	1,518,438	244,263
Intangible assets, net	336,889	338,068	54,383
Deferred tax assets	14,149	16,588	2,668
Goodwill	410,500	410,500	66,035
Long-term investments	106,726	120,445	19,375
Restricted cash	219,056	220,869	35,530
Other assets	37,761	168,849	27,162

Total non-current assets	2,527,258	2,793,757	449,416

Total assets	6,131,562	6,299,754	1,013,409

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	173,726	188,975	30,399
Accounts payable	188,217	241,576	38,861
Accrued expenses and other payables	292,421	341,198	54,888
Advances from customers	33,104	47,531	7,646
Income taxes payable	11,476	20,192	3,248
Amounts due to related parties	147,699	225,256	36,236
Current portion of long-term bank borrowings	197,000	194,579	31,301

Current portion of capital lease obligations	14,600	14,468	2,327
Deferred tax liabilities	3,115	5,872	945

Total current liabilities	1,061,358	1,279,647	205,851
Non-current liabilities:
Long-term bank borrowings	965,740	967,766	155,679
Amounts due to related parties	78,321	34,942	5,621
Non-current portion of capital lease obligations	337,139	343,179	55,205

Unrecognized tax benefits	18,559	18,934	3,046
Deferred tax liabilities	78,593	76,260	12,268
Deferred government grants	18,046	17,156	2,760
Bonds payable	998,505	998,630	160,644
Mandatorily redeemable noncontrolling interests	100,000	100,000	16,086

Total non-current liabilities	2,594,903	2,556,867	411,309

Shareholders’ equity
Treasury stock	(8,917)	—	—
Ordinary shares	26	26	4
Additional paid-in capital	3,944,764	4,069,447	654,631
Accumulated other comprehensive loss	(82,589)	(76,824)	(12,358)
Statutory reserves	35,178	35,178	5,659
Accumulated deficit	(1,429,410)	(1,581,184)	(254,357)

Total 21Vianet Group, Inc. shareholders’ equity	2,459,052	2,446,643	393,579
Non-controlling interest	16,249	16,597	2,670

Total shareholders’ equity	2,475,301	2,463,240	396,249

Total liabilities and shareholders’ equity	6,131,562	6,299,754	1,013,409

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended March 31,
	2013	2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	264,702	404,375	65,050
Managed network services	171,017	181,620	29,216

Total net revenues	435,719	585,995	94,266
Cost of revenues	(319,642)	(425,369)	(68,427)

Gross profit	116,077	160,626	25,839
Operating expenses
Sales and marketing expenses	(30,378)	(42,393)	(6,820)
General and administrative expenses	(45,286)	(179,394)	(28,858)
Research and development expenses	(15,902)	(25,205)	(4,055)
Changes in the fair value of contingent purchase consideration payable	2,334	(33,928)	(5,458)

Total operating expenses	(89,232)	(280,920)	(45,191)

Operating profit (loss)	26,845	(120,294)	(19,352)
Interest income	4,924	21,240	3,417
Interest expense	(11,972)	(48,977)	(7,879)
Loss from equity method investment	(501)	(376)	(60)
Other income	848	3,617	582
Other expense	(1,316)	(21)	(3)
Foreign exchange gain	1,630	937	151

Profit (loss) before income taxes	20,458	(143,874)	(23,144)
Income tax expense	(8,414)	(7,552)	(1,215)

Net profit (loss)	12,044	(151,426)	(24,359)
Net income attributable to non-controlling interest	(154)	(348)	(56)

Net profit (loss) attributable to the Company’s ordinary shareholders	11,890	(151,774)	(24,415)

Earnings (loss) per share
Basic	0.03	(0.38)	(0.06)
Diluted	0.03	(0.38)	(0.06)
Shares used in earnings (loss) per share computation
Basic*	353,087,506	399,728,129	399,728,129
Diluted*	366,135,693	399,728,129	399,728,129

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	0.18	(2.28)	(0.37)
EPS - Diluted	0.18	(2.28)	(0.37)

*	Shares used in earnings (loss) /ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	Mar 31, 2013	Mar 31, 2014
	RMB	RMB	US$
Gross profit	116,077	160,626	25,839
Plus: share-based compensation expense	1,404	1,668	268
Plus: amortization of intangible assets derived from acquisitions	8,160	8,798	1,415

Adjusted gross profit	125,641	171,092	27,522

Adjusted gross margin	28.8%	29.2%	29.2%
Operating expenses	(89,232)	(280,920)	(45,191)
Plus: share-based compensation expense	11,594	137,047	22,046
Plus: changes in the fair value of contingent purchase consideration payable	(2,334)	33,928	5,458

Adjusted operating expenses	(79,972)	(109,945)	(17,687)

Net profit (loss)	12,044	(151,426)	(24,359)
Plus: share-based compensation expense	12,998	138,715	22,314
Plus: amortization of intangible assets derived from acquisitions	8,160	8,798	1,415
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(2,117)	36,912	5,938

Adjusted net profit	31,085	32,999	5,308

Adjusted net margin	7.1%	5.6%	5.6%
Net profit (loss)	12,044	(151,426)	(24,359)
Minus: Provision for income taxes	(8,414)	(7,552)	(1,215)
Minus: Interest income	4,924	21,240	3,417
Minus: Interest expenses	(11,972)	(48,977)	(7,879)
Minus: Exchange gain	1,630	937	151
Minus: Loss from equity method investment	(501)	(376)	(60)
Minus: Other income	848	3,617	582
Minus: Other expenses	(1,316)	(21)	(3)
Plus: depreciation	31,256	46,326	7,453
Plus: amortization	11,377	14,257	2,293
Plus: share-based compensation expense	12,998	138,715	22,314
Plus: changes in the fair value of contingent purchase consideration payable	(2,334)	33,928	5,458

Adjusted EBITDA	80,142	112,932	18,166

Adjusted EBITDA margin	18.4%	19.3%	19.3%

Adjusted net profit	31,085	32,999	5,308
Less: Net income attributable to non-controlling interest	(154)	(348)	(56)
Adjusted net profit attributable to the Company’s ordinary shareholders	30,931	32,651	5,252

Adjusted earnings per share
Basic	0.09	0.08	0.01
Diluted	0.08	0.08	0.01
Shares used in adjusted earnings per share computation:
Basic*	353,087,506	399,728,129	399,728,129
Diluted*	366,135,693	414,017,635	414,017,635
Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	0.54	0.48	0.08
EPS - Diluted	0.48	0.48	0.08

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.